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S. 03001983 , COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
FEB 2 8 2003
WASH. D.C.
181
PROCESSING SECTION

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-10367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morton Seidel & Company, Inc.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |

8730 Wilshire Blvd., Suite 530
_____
(No. and Street)

Beverly Hills, California 90211-2708
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas N. Tone, C.P.A.   (818)597-5858
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone Walling & Kissinger, Certified Public Accountants
_____
(Name – if individual, state last, first, middle name)

5655 Lindero Canyon Road, Suite 625, Westlake Village, California 91362
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Arnold Seidel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Morton Seidel & Company, Inc._____ , as of _____December 31_____, 20_02_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ARLENE R. SLATEN
Commission # 1267580
Notary Public - California
Los Angeles County
My Comm. Expires Jul 14, 2004

2-19-03

_____
Notary Public

_____
Signature

Chairman of the Board
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) ~~Statement of Changes in Financial Condition~~ Statement of cash flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION

as of
December 31, 2002
together with
Independent Auditors' Report

TONE, WALLING & KISSINGER
Certified Public Accountants

5655 Lindero Canyon Road, Suite 625 • Westlake Village, California 91362
818-597-5858 • 818-703-0800 • Fax 818-597-5860

Independent Auditors' Report

TO: The Board of Directors and Stockholders

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Tone Walling & Kissinger

February 12, 2003.

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$258,545
Securities owned:	
Marketable, at market value	20,000
Not readily marketable, at cost	20,100
Fixed assets, at cost, less accumulated depreciation of $66,519	20,008
Deposit	3,280
	$321,933

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$2,479
Total liabilities	2,479

Stockholders' equity:

Common stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	252,002
Total stockholders' equity	319,454
	$321,933

See accompanying notes to the financial statements.

-3-

MORTON SEIDEL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2002

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of customer's transactions. Company management has placed the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from them. Presently there is no concentration of business from any one customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Recognition of income

The Company, incorporated in California and a member of the National Association of Securities Dealers, Inc., uses the settlement date for income and expense recognition of commissions.

Fixed assets and depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of from five to seven years.

Income taxes

Income taxes are provided on book income. Previously, the Company adopted *Statement of Financial Accounting Standards No. 109*, "Accounting for Income Taxes" (*SFAS No. 109*), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company previously purchased both common shares and warrants convertible into common shares in The NASDAQ Stock Market, Inc. *SFAS No. 115* (as amended by *SFAS No. 133*) requires that all investments in equities be carried at estimated fair market value, if readily determinable. Since no market exists for the warrants and no apparent impairment in the original cost has occurred, they are carried at cost, which management believes approximates fair market value. The common shares now are trading and have been valued at the fair market value.

2. Net Capital Requirements

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $272,307, which was $222,307 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.009 to 1.

3. Commitments

The Company leases its premises under a long-term lease agreement, which expires in 2003. Under terms of the agreement, the minimum annual lease commitment until termination later this year is $21,228.

4. Income taxes

Deferred income taxes, when applicable, are primarily the result of timing difference of the recognition of deferred rent abatement between financial statement and tax reporting, as well as other miscellaneous timing differences. The difference between the statutory rate (fifteen percent for taxable income below $50,000) and the actual rate, is the State tax, and the non-deductible portion of entertainment expense that caused the current year's provision to exceed the pretax income. As no material timing differences exist at year-end, no deferred tax assets or liabilities have been recorded.